U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON,
                            D.C.  20549

                                                    SEC File Number 0-26826
                                                    CUSIP Number 038 153 10-
                                                    2

                               FORM 12b-25
                       NOTIFICATION OF LATE FILING

                                  (Check One):
[X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ ] Form 10-Q  [ ] Form N-
SAR
                      For Period Ended:  December 31, 1996


           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I - Registrant Information

    Full Name of Registrant:  Applied Computer Technology, Inc.

    Former Name if Applicable:  N/A

    Address of Principal Executive Office (Street and Number)

         2573 Midpoint Drive

    City, State and Zip Code

         Fort Collins, Colorado  80525




Part II - Rules 12b-25(b) and (c)




  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
      12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the pre- scribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III - Narrative
    State below in reasonable detail the reasons why the Form 10-K, ll-K, 20-F or 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

    The Company not retain auditors in sufficient time so as to allow the audit of the Company's year end financial statements to be completed by March 31, 1997.


Part IV - Other Information


  (1) Name and telephone number of person to contact in regard to this notification

              William T. Hart     (303)          839-006l

                    (Name)     (Area Code)  (Telephone Number)

    (2)  Have all other periodic reports
required under Section 13 or 15(d) of the

Securities Exchange Act of 1934 during the

preceding 12 months (or for such shorter period

 that the registrant was required to file such

reports) been filed?  If answer no, identify report(s).    [X] Yes  [ ] No

    (3)  Is it anticipated that any significant
         change in results of operations from
         the corresponding period for the last
         fiscal year will be reflected by the
         earnings statements to be included
         in the subject report or portion thereof?         [X] Yes  [ ] No

         It is expected that the Company will have a loss of approximately $1,000,000 for the year ending December 31, 1996.
                       Applied Computer Technology, Inc.
                  (Name of Registrant as specified in charter)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1997                  By /s/Wiley E. Prentice, Jr. President
                                          Wiley E. Prentice, Jr., President


                                ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



2620D